04010818

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

March 16, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 23 2004
WASH, D.C. 187 SECTION

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release distributed on Monday, March 15, 2004.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Teresa dos Santos

per Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

dlw 3/25

LINDSEY MORDEN GROUP INC.

News Release: March 15, 2004
Listed: The Toronto Stock Exchange
Stock Symbol: LM

FOR IMMEDIATE RELEASE
LINDSEY MORDEN COMPLETES DIVESTITURE OF THIRD PARTY CLAIMS ADMINISTRATION BUSINESS IN THE UNITED STATES

Dateline – Toronto, Ontario

Lindsey Morden Group Inc. announces that Cunningham Lindsey U.S., Inc. has completed the sale of its third party claims administration business, consisting of RSKCo Services, Inc. (RSKCo) and Cunningham Lindsey Claims Management, Inc. (CMI), to Broadspire Services Inc. (Broadspire), a Platinum Equity company.

Cunningham Lindsey U.S.'s loss adjusting business and Vale National Training Centers, Inc. are not affected by this transaction and will continue to operate under their existing trade names.

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States through Vale National Training Centers, Inc.

For further information, please contact Karen Murphy, President & CEO of Cunningham Lindsey U.S., Inc. at (214) 488 6712.